Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

For the Three and Nine Months ended September 30, 2014 and 2013

October 28, 2014

MD&A

Introduction

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) is dated October 28, 2014. It should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto for Wi-LAN Inc. for the three and nine months ended September 30, 2014 (the “Financial Statements”). References in this MD&A to “WiLAN”, “our Company”, “we”, “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) for interim financial information. These Financial Statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. Accordingly, this MD&A should be read in conjunction with our audited financial statements and notes for the year ended December 31, 2013 and the related management’s discussion and analysis of financial condition and results of operations for our year ended December 31, 2013 dated February 3, 2014 (the “Annual MD&A”), each as filed with the Canadian securities regulators on SEDAR and furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 40-F on EDGAR.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars (“U.S. dollars”), with the exception of share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three and nine months ended September 30, 2014 and up to and including October 28, 2014. Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our annual information form for the year ended December 31, 2013, is available on-line at www.sedar.com and also on our website at www.WiLAN.com. Our Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;

•	our expectation regarding the adoption and impact of certain accounting pronouncements;

•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;

•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;

•	our expectations with respect to the timing and amounts of any license agreements that may be entered into with respect to any of our litigation matters;

•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;

•	our estimates regarding our effective tax rate;

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•	our expectations with respect to the sufficiency of our financial resources; and

•	our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “would”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Risks and Uncertainties

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information including those which are discussed in greater detail under the heading “Risk Factors” in our February 3, 2014 Annual Information Form for the year ended December 31, 2013 (the “AIF”).

EXPLORATION OF POTENTIAL STRATEGIC ALTERNATIVES

On October 30, 2013 we announced that the Board had initiated a process to explore and evaluate potential strategic alternatives for the Company, which could have included a sale or other transaction.

On May 14, 2014 we announced that the Board had concluded its review of strategic alternatives for the Company. Following a comprehensive process, the Board determined that it is in the best interests of the Company and our shareholders to execute an updated business plan focused on business diversification, licensing partnerships, improved profitability and increasing the return of cash generated from operations to shareholders.

Non-GAAP Disclosure

We use the term “adjusted earnings” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, restructuring charges, incentive buy-out, success fee, transaction costs, investment income, debenture financing costs, provision for income taxes, and certain other non-cash, infrequent charges. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. Adjusted earnings is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. Adjusted earnings should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

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selected financial information

Tables are expressed in thousands of U.S. dollars, except share and per share amounts

	Three months ended		Three months ended		Nine months ended		Nine months ended
	September 30, 2014		September 30, 2013		September 30, 2014		September 30, 2013

Revenue
Royalties	$24,576	100%	$20,724	100%	$76,209	100%	$59,034	100%

Operating expenses
Cost of revenue	17,639	72%	25,671	124%	46,741	61%	71,116	120%
Research and development	576	2%	697	3%	1,844	2%	2,196	4%
Marketing, general and administration	2,692	11%	3,146	15%	8,434	11%	9,519	16%
Foreign exchange loss (gain)	1,077	4%	(825)	(4)%	1,354	2%	1,474	2%
Total operating expenses	21,984	89%	28,689	138%	58,373	77%	84,305	143%
Earnings (loss) from operations	2,592	11%	(7,965)	(38)%	17,836	23%	(25,271)	(43)%

Investment income	124	1%	170	1%	402	1%	553	1%
Earnings (loss) before income taxes	2,716	11%	(7,795)	(38)%	18,238	24%	(24,718)	(42)%

Provision for (recovery of) income tax expense
Current	928	4%	1,293	6%	3,708	5%	3,887	7%
Deferred	2,163	9%	(2,629)	(13)%	5,337	7%	(8,080)	(14)%
	3,091	13%	(1,336)	(6)%	9,045	12%	(4,193)	(7)%

Net earnings (loss)	$(375)	(2)%	$(6,459)	(31)%	$9,193	12%	$(20,525)	(35)%

Earnings (loss) per share
Basic	$(0.00)		$(0.05)		$0.08		$(0.17)
Diluted	(0.00)		(0.05)		0.08		(0.17)

Weighted average number of common shares
Basic	120,211,493		120,701,944		120,065,487		121,154,330
Diluted	120,211,493		120,701,944		120,352,084		121,154,330

	As at September 30, 2014	As at December 31, 2013

Cash and cash equivalents	$124,711	$130,394
Short-term investments	1,384	1,457
Total assets	325,028	337,200

Long-term debt	-	-
Dividends declared per common share	0.13	0.16

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Results of operations overview

Revenues for the three and nine months ended September 30, 2014 were $24,576 and $76,209, respectively, representing an increase of $3,852 or 19% and $17,175 or 29%, respectively, over the same periods last year. The increase in revenues is primarily attributable to the timing of fixed-payment amounts as a result of the significant license agreements signed during the twelve months ended December 31, 2013 and the nine months ended September 30, 2014 for which certain agreements contained higher fixed-payments and/or one-time payments at the beginning of the license agreement.

Operating expenses for the three and nine months ended September 30, 2014 were $21,984 or 89% of revenues and $58,373 or 77% of revenues, respectively, representing a decrease of $6,705 or 23% and $25,932 or 31%, respectively, as compared to the three and nine months ended September 30, 2013. The decrease in operating expenses is primarily attributable to lower litigation expenses partially offset by an increase in amortization expense.

Litigation expense, which is included in cost of revenue, accounted for approximately $3,072 or 14% and $6,437 or 11% of total operating expenses for the three and nine months ended September 30, 2014, respectively, as compared to $14,234 or 50% and $40,377 or 48% of total operating expenses for the three and nine months ended September 30, 2013, respectively. Our preference is to negotiate licenses without the use of litigation; however that is not always possible. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter. Litigation activities, and therefore litigation expenses, are difficult to predict as there are many factors that can influence any particular litigation. As a result of new litigation commenced during the three months ended June 30, 2014, we do expect litigation expenses to increase modestly in the absence of any success fee payments.

We recorded a net loss for the three months ended September 30, 2014 of $375 or nil per basic and diluted share and net earnings for the nine months ended September 30, 2014 of $9,193 or $0.08 per basic and diluted share, respectively, as compared to a net loss for the three and nine months ended September 30, 2013 of $6,459 or $0.05 per basic and diluted share and $20,525 or $0.17 per basic and diluted share, respectively.

We consider adjusted earnings, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of the business.

The table below reconciles the net earnings/loss to the adjusted earnings/loss.

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Net earnings (loss) under GAAP	$(375)	$(6,459)	$9,193	$(20,525)

Adjusted for:
Unrealized foreign exchange loss (gain)	903	(1,187)	410	924
Depreciation and amortization	9,046	7,662	26,187	20,881
Stock based compensation	502	979	1,719	3,118
Disposal of assets (gain) loss	(5)	78	1	71
Income tax expense (recovery)	3,091	(1,336)	9,045	(4,193)
Adjusted earnings (loss)	$13,162	$(263)	$46,555	$276

Adjusted earnings (loss) per basic share	$0.11	$(0.00)	$0.39	$0.00

Weighted average number of common shares
Basic	120,211,493	120,701,944	120,065,487	121,154,330

The adjusted earnings for the three and nine months ended September 30, 2014 were $13,162 and $46,555, respectively, as compared to an adjusted loss of $263 and adjusted earnings of $276 for the three and nine months ended September 30, 2013, respectively. The increase in adjusted earnings as compared to last year is primarily attributable to the increase in revenue and a decrease in litigation expenses.

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Results of Operations for the three and nine months ended September 30, 2014 as compared to the three and nine months ended September 30, 2013

Revenues

Revenues for the three and nine months ended September 30, 2014 were $24,576 and $76,209, respectively, representing an increase of $3,852 or 19% and $17,175 or 29%, respectively, over the three and nine months ended September 30, 2013.

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Revenues	$24,576	$20,724	$76,209	$59,034
Increase from comparative period	19%		29%

Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors on their respective businesses and other factors outside of our control. See “Risk Factors” contained in our AIF for more detailed information.

Revenue is comprised as follows:

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Patent royalties	88%	100%	96%	100%
Partnering programs royalties	12%	0%	4%	0%
Brokerage	0%	0%	0%	0%
	100%	100%	100%	100%

Partnering programs royalties are derived from licensing patent portfolios which our operating subsidiaries own or control but for which there are royalty sharing arrangements with the previous patent owners and, most often, contingent legal fee arrangements with law firms.

For the three and nine months ended September 30, 2014 and 2013, there were no revenues from brokerage. We may sell patents from our portfolio when we believe the revenue from an outright sale of patents is greater than what can be derived from licensing the patents.

Two licensees individually accounted for 13% and 11% and, two licensees individually accounted for 15% and 12% of revenues from royalties for the three and nine months ended September 30, 2014, respectively, as compared to three licensees which individually accounted for 30%, 15% and 10% and, four licensees which individually accounted for 18%, 16%, 10% and 10% of revenue from royalties for the three and nine months ended September 30, 2013, respectively. For the three and nine months ended September 30, 2014, the top ten licensees accounted for 71% and 72% of revenues from royalties, respectively, as compared to 86% and 80% for the same periods last year.

Cost of revenue

Cost of revenue is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold through brokerage activities (if any), employee related costs and other costs incurred in conducting license negotiations, contingent partner payments and legal fees, litigation expense and amortization of patents expense related to acquired patents. We also consider the expenses related to the management of our patent portfolio as cost of revenue. The management of our patent portfolio involves filing patent applications, prosecuting applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired, and other general administrative tasks. Many of these costs are directly related to the size and breadth of our patent portfolio and, therefore, as we add or reduce patents, these costs would be expected to increase or decrease accordingly. We are continuously looking at ways to reduce costs including reducing our patent count if revenues will not be impacted.

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Litigation and amortization expenses are not necessarily variable with revenues. We also include, as a licensing expense, any costs related to sourcing new patent portfolios or developing new strategic partnerships.

The table below provides the details of cost of revenue:

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2013	September 30, 2013	September 30, 2013

Compensation and benefits	$1,750	$1,569	$6,021	$4,359
Litigation	3,072	14,234	6,437	40,377
Patent maintenance, prosecution, and evaluation	1,692	1,458	5,095	4,143
Contingent partner payments and legal fees	1,615	-	1,615	-
Amortization of patents	8,903	7,464	25,626	20,293
Stock-based compensation	262	341	715	762
Other	345	605	1,232	1,182
	$17,639	$25,671	$46,741	$71,116
Percent of revenue	72%	124%	61%	120%
Decrease from comparative period	(31)%		(34)%

Cost of revenue for the three and nine months ended September 30, 2014 was $17,639 or 72% and $46,741 or 61% of revenues, respectively, as compared to $25,671 or 124% and $71,116 or 120% of revenues for the same periods last year. The decrease in expenses is primarily attributable to a decrease in litigation expense partially offset by an increase in amortization expense, patent maintenance, prosecution and evaluation expenses, compensation and benefits and contingent partner payments and contingent legal fees. In general, patent licensing expenses are proportional to the breadth and depth of our licensing and brokerage programs and should be expected to increase as we add programs to our business operations. As a result of the expansion of the number of our licensing programs and an increase in partnering agreements with contingent partner payment arrangements with the previous patent owners and contingent legal fee arrangements with law firms, licensing expenses are expected to increase in fiscal 2014.

Patent management expenses were reclassified as cost of revenue for the three and nine months ended September 30, 2014 and the comparative periods adjusted accordingly.

Litigation is a normal part of our business which may extend over multiple years and is principally a discretionary cost not directly related to or necessarily proportional to the revenues we generate. Our external litigation expenses consist of all expenses related to conduct of our litigation activities and include the costs of external legal counsel and third party costs including those of expert witnesses and other service providers required during the course of litigations.

Pursuant to our engagement with McKool Smith (“McKools”) in respect of certain litigations that concluded in 2011, in consideration for a discount on fees in connection with such litigations, we have agreed to pay McKools a success fee based on achieving certain minimum financial measures attributable to such litigations. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received pursuant to the license agreements relating to these litigations up to a maximum of $27,986. We have collected and expect to collect proceeds from these license agreements over the next four years. Should we collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. We accrued the full amount of the success fee obligation in fiscal 2011. As at September 30, 2014, the current and long-term portion of the success fee obligation is $3,425 and $4,703, respectively. During the nine months ended September 30, 2014, we paid McKools $3,278 (nine months ended September 30, 2013 - $3,161) based on proceeds collected as of June 30, 2014.

For the three and nine months ended September 30, 2014, litigation expenses amounted to $3,072 and $6,437, respectively, as compared to $14,234 and $40,377 for the same periods last year. The decrease in litigation for the three and nine months ended September 30, 2014 is attributable to a decrease in the level of litigation activities in comparison to the same period last year. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter.

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In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position.

On December 16, 2013, we engaged the services of McKools to represent us in certain patent infringement litigation. Pursuant to this engagement, in consideration for a discounted fixed fee arrangement, we have agreed to pay McKools a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. As at September 30, 2014, the success fees are not yet determinable because the total proceeds have not yet been determined and therefore no amounts have been accrued.

Our partnering programs related to specific patent portfolios owned or controlled by our operating subsidiaries have contingent partner payment arrangements with the previous patent owners and most often contingent legal fee arrangements with law firms. As these licensing programs generate revenues we will expect to incur contingent partner payments and contingent legal fees. The contingent partner payments and contingent legal fees are expected to fluctuate from period to period based on the amount of revenues recognized each period, the terms and conditions of the particular contingent legal fee arrangements, the type of contingent partner payment arrangements with the previous patent owners and the mix of specific patent portfolios generating revenues each period.

Research and development expense (“R&D”)

Our R&D efforts are specifically focused on generating patents in advanced wireless technologies. The costs associated with these efforts, principally staff costs (including stock-based compensation) and certain external consultants, are classified as R&D.

The table below provides the details of R&D expense:

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Compensation and benefits	$481	$406	$1,508	$1,260
Depreciation	36	169	142	408
Stock-based compensation	14	75	23	288
Other	45	47	171	240
	$576	$697	$1,844	$2,196
Percent of revenue	2%	3%	2%	4%
Decrease from comparative period	(17)%		(16)%

For the three and nine months ended September 30, 2014, R&D expenses were $576 or 2% and $1,844 or 2% of revenue, respectively, as compared to $697 or 3% of revenue and $2,196 or 4% of revenue for the three and nine months ended September 30, 2013, respectively. The decrease in spending for the three and nine months ended September 30, 2014 is primarily attributable to a decrease in stock-based compensation expense and depreciation partially offset by an increase in compensation and benefits as a result of an increase in R&D staffing from six to seven and accrued variable compensation costs.

R&D expense is predominately employee related costs and therefore any changes in spending will be a result of changes to staffing levels.

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Marketing, general and administration expense (“MG&A”)

MG&A expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company.

The table below provides the details of MG&A expense:

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Compensation and benefits	$1,216	$1,261	$3,201	$3,816
Depreciation	129	122	454	364
Stock-based compensation	203	469	946	1,884
Public company costs	532	265	1,835	1,219
Facilities	162	140	525	411
Other	450	889	1,473	1,825
	$2,692	$3,146	$8,434	$9,519
Percent of revenue	11%	15%	11%	16%
Decrease from comparative period	(14)%		(11)%

MG&A expenses for the three and nine months ended September 30, 2014, amounted to $2,692 or 11% of revenues and $8,434 or 11% of revenues, respectively, as compared to $3,146 or 15% of revenue and $9,519 or 16% of revenues for the same periods last year. The decrease in spending for the three and nine months ended September 30, 2014 is primarily attributable to a decrease in compensation and benefits and stock-based compensation as a result of changes in staffing levels, and recruiting costs partially offset by an increase in accrued costs related to deferred stock units granted to the non-executive members of our Board during the three months ended March 31, 2014.

MG&A costs will vary from period to period depending on activities and initiatives undertaken and changes in staffing levels in any given period. Restricted share units and deferred stock units are variable elements and therefore changes in the stock price could be expected to impact compensation and public company spending.

Foreign exchange gain/loss

The table below provides the details of the foreign exchange gain/loss:

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Realized foreign exchange loss	$174	$362	$944	$550
Unrealized foreign exchange loss (gain)	903	(1,187)	410	924
	$1,077	$(825)	$1,354	$1,474
Percent of revenue	4%	(4)%	1%	1%
Decrease from comparative period	(231)%		(8)%

Our realized foreign exchange loss is attributable to unhedged transactions denominated in currencies other than our functional currency, U.S. dollars. The realized foreign exchange loss is a result of the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

The unrealized foreign exchange loss recognized in the three and nine months ended September 30, 2014 resulted from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable, denominated in Canadian dollars to U.S. dollars and foreign exchange contracts we held at September 30, 2014. The change for the three months ended September 30, 2014 compared to the same period last year is attributable to the decrease in the value of the Canadian dollar relative to the U.S. dollar, and the level of monetary accounts denominated in Canadian dollars. The change for the nine months ended September 30, 2014 compared to the same period last year is attributable to an increase in the value of the Canadian dollar relative to the U.S. dollar, and the level of monetary accounts denominated in Canadian dollars.

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From time to time we utilize forward contracts to enhance our ability to manage foreign currency exchange rate risk and exposure to currency rate fluctuations related primarily to future cash outflows of Canadian dollars. The foreign exchange forward contracts require us to sell U.S. dollars for Canadian dollars at prescribed rates.

As at September 30, 2014, we held foreign exchange forward contracts totaling approximately $20,500 which mature at various dates through to June 2015. During the nine months ended September 30, 2014, we recorded an unrealized foreign exchange loss of approximately $606 related to the foreign exchange forward contracts held as at September 30, 2014.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets and liabilities denominated in currencies other than U.S. dollars.

Investment income

Our recorded investment income for the three and nine months ended September 30, 2014 was $124 and $402, respectively as compared to $170 and $553 for the three and nine months ended September 30, 2013, respectively. Investment income includes interest earned on deposits and short-term investments. The decrease in investment income for the three and nine months ended September 30, 2014 is attributable to a decreased cash position.

Provision for (recovery of) income taxes

The table below provides the details of income tax expense/recovery:

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Current income tax expense	$928	$1,293	$3,708	$3,887
Deferred income tax expense (recovery)	2,163	(2,629)	5,337	(8,080)
	$3,091	$(1,336)	$9,045	$(4,193)

Current income tax expense % of revenue	3.8%	6.2%	4.9%	6.6%

Income tax expense for the three and nine months ended September 30, 2014 was $3.091 and $9,045, respectively, as compared to an income tax recovery of $1,336 and $4,193 for the same periods last year. The provision for income tax is recognized based on our management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three and nine months ended September 30, 2014 and 2013 was approximately 26.5%.

The increase in the deferred income tax expense is primarily attributable to the utilization of certain previously recognized Canadian loss carryforwards and an increase in the valuation allowance for our Canadian and U.S. subsidiaries. There is a valuation allowance of $14,590 as at September 30, 2014 (December 31, 2013 - $10,983) against deferred tax assets for our Canadian and U.S. subsidiaries. We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We expect to continue to utilize certain previously recognized Canadian loss carryforwards. Until such time as our licensing programs in certain of our Canadian and U.S, subsidiaries generate sufficient taxable income we expect to continue to maintain a full valuation allowance against deferred tax assets for these Canadian and U.S. subsidiaries. As a result, we expect our provision for deferred income tax expense to be disproportionately higher when compared to our estimated average annual rate.

We claim R&D expenditures and related investment tax credits based on our interpretation of the applicable legislation in the Income Tax Act (Canada). These claims are subject to review by the Canada Revenue Agency. For the three and nine months ended September 30, 2014, we recorded non-refundable investment tax credits earned of nil.

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The current income tax expense for the three and nine months ended September 30, 2014 and 2013, consisted primarily of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the three and nine months ended September 30, 2014 was 3.8% of revenue and 4.9% of revenue, respectively, as compared to 6.2% and 6.6% of revenue for the same periods last year. The decrease in withholding tax expense as a percentage of revenue is attributable to an increase in revenue from jurisdictions for which there is tax treaty relief.

selected consolidated quarterly Results

(Unaudited)

Thousands of U.S. dollars except per share amounts	Three months ended September 30, 2014	Three months ended June 30, 2014	Three months ended March 31, 2014	Three months ended December 31, 2013

Revenues	$24,576	$25,655	$25,978	$29,175

Adjusted earnings	$13,162	$16,623	$16,769	$17,227

Adjusted earnings per share
Basic	$0.11	$0.14	$0.14	$0.14
Diluted	$0.11	$0.14	$0.14	$0.14

Net earnings (loss)	$(375)	$5,599	$3,969	$2,432

Net earnings (loss) per share
Basic	$(0.00)	$0.05	$0.03	$0.02
Diluted	$(0.00)	$0.05	$0.03	$0.02

Weighted average number of common shares
Basic	120,211,493	120,065,465	119,916,260	119,972,775
Diluted	120,211,493	120,335,029	120,260,260	120,350,286

Thousands of U.S. dollars except per share amounts	Three months ended September 30, 2013	Three months ended June 30, 2013	Three months ended March 31, 2013	Three months ended December 31, 2012

Revenues	$20,724	$19,941	$18,369	$21,183

Adjusted earnings (loss)	$(263)	$(762)	$1,301	$7,036

Adjusted earnings (loss) per share
Basic	$-	$(0.01)	$0.01	$0.06
Diluted	$-	$(0.01)	$0.01	$0.06

Net loss	$(6,459)	$(7,632)	$(6,434)	$(2,119)

Net loss per share
Basic	$(0.05)	$(0.06)	$(0.05)	$(0.02)
Diluted	$(0.05)	$(0.06)	$(0.05)	$(0.02)

Weighted average number of common shares
Basic	120,701,944	121,225,490	121,545,062	121,429,318
Diluted	120,701,944	121,225,490	122,166,911	122,417,211

2014 Third Quarter Financial Results	10

MD&A

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out under the heading “Risks and Uncertainties” above which are discussed in greater detail under the heading “Risk Factors” in our AIF which we urge readers to review carefully and also include the following:

•	competitive conditions in our industry, including strategic initiatives by us, our licensees or competitors, new products or services or the implementation and take-up of new standards, product or service announcements and changes in pricing policy by us or our licensees;

•	market acceptance of our patented technologies;

•	our ability to sign license agreements;

•	decisions relating to our patents issued pursuant to litigation or administrative proceedings;

•	the discretionary nature of purchase and budget cycles of our licensees’ customers and changes in their budgets for, and timing of, purchases;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe our patented technologies or otherwise affecting the capital investment levels of our current and prospective licensees;

•	timing of product development and new product initiatives; and

•	the length and variability of the licensing cycles for our patented technologies.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately and those variations could adversely affect our operating results. Delays or reductions in the amounts of royalty payments would adversely affect our business, results of operations and financial condition. Further, the composition of our quarterly revenue could vary which could result in us incurring contingent litigation and inventor royalty expense and therefore fluctuations in our quarterly operating results.

Capital and Liquidity

Cash and cash equivalents and short-term investments amounted to $126,095 at September 30, 2014, representing a decrease of $5,756 from the $131,851 held at December 31, 2013. The decrease is primarily attributable to the payment of dividends totaling $13,359 and payments related to patent acquisitions totaling $36,327 partially offset by $44,590 of cash generated in operations.

At September 30, 2014 we had working capital of $94,355, long-term success fee obligation of $4,703 and patent finance obligation of $30,635 relating to deferred payment terms on patents we acquired in fiscal 2011, 2013 and 2014.

During the nine months ended September 30, 2014, patent acquisitions have totaled approximately $28,100 of which $26,500 were acquired under deferred payment terms. As at September 30, 2014, the current and long-term portions of the patent finance obligation are $20,042 and $30,635, respectively. We expect the repayment of the long-term portion of the patent finance obligation to be completed within the next two to four years.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the three and nine months ended September 30, 2014, we had no borrowings under this facility.

2014 Third Quarter Financial Results	11

MD&A

Effective May 27, 2014, we received regulatory approval to make a normal course issuer bid (the “NCIB”) pursuant to which we are permitted to purchase up to 11,676,510 common shares for cancellation. The NCIB commenced on May 29, 2014 and will be completed on May 28, 2015. During the nine months ended September 30, 2014, we repurchased 135,000 common shares under the NCIB for a total of $423.

We plan to use our cash resources to fund our operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolio to companies around the world. It is difficult to predict the timing and nature of future licenses.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio and, if desirable based on market conditions, by selling common shares and debt securities to the public.

Outstanding Common Share Data

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series. As at September 30, 2014, there were 120,204,181 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan. Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at September 30, 2014, 12,020,418 common shares combined. As at September 30, 2014, we had 9,417,702 options outstanding and 241,135 DSUs outstanding.

Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results. Our significant accounting policies are described in Note 2 of our audited financial statements and notes for the year ended December 31, 2013. A discussion of our critical accounting policies, and the estimates related to them, are included in our Annual MD&A. Except as outlined below, there has been no material changes in our existing critical accounting policies from the disclosures included in our audited financial statements and notes for the year ended December 31, 2013 and our Annual MD&A. Refer to Note 2, “Basis of Presentation,” in the Notes to Unaudited Condensed Consolidated Financial Statements updates related to new accounting pronouncements.

Patents and other intangibles

We have determined that there were no indications of possible impairment during the three and nine months ended September 30, 2014.

Goodwill

We have determined that there were no indications of possible impairment during the three and nine months ended September 30, 2014.

2014 Third Quarter Financial Results	12

MD&A

Disclosure Controls and Procedures

In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2014, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at September 30, 2014. We based our evaluation on criteria established in “Internal Control over Financial Reporting – Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of September 30, 2014, our internal control over financial reporting is effective.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the nine months ended September 30, 2014 which have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

2014 Third Quarter Financial Results	13

Wi-LAN Inc.

303 Terry Fox Drive, Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:         1.613.688.4900

Fax:        1.613.688.4894

www.wilan.com